Filed by Clarivate Analytics Plc pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Churchill Capital Corp

Commission File No.: 001-38645

Roadshow Presentation CHURCHILL CAPITAL CORP March 2019

Disclaimer

Confidentiality and Disclosures

This presentation is for information purposes only and does not constitute a recommendation to purchase any equity, debt or other financial instruments of Churchill Capital Corp ("Churchill"), Clarivate Analytics PLC or Camelot Holdings (Jersey) Limited ("Clarivate") or any of Churchill or Clarivate's affiliates. The presentation has been prepared to assist parties in making their own evaluation with respect to the proposed business combination, as contemplated in the merger agreement of Churchill and Clarivate and for no other purpose. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. The information contained herein does not purport to be all-inclusive. The data contained herein is derived from various internal and external sources. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. Churchill and Clarivate assume no obligation to update the information in this presentation.

Churchill and Clarivate and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Churchill's stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of Churchill's directors and officers in Churchill's filings with the SEC, including Churchill's Form S-1 Registration Statement, which was declared effective by the SEC on September 6, 2018. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Churchill's stockholders in connection with the proposed business combination is set forth in the registration statement on Form F-4 for the proposed business combination, which was filed by Clarivate Analytics PLC on February 27, 2019. Information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination is also included in the registration statement on Form F-4 for the proposed business combination, which was filed by Clarivate Analytics PLC on February 27, 2019.

Investors and security holders of Churchill and Clarivate are urged to read the proxy statement, prospectus and other relevant documents that have been and will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about Churchill and Clarivate, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Churchill, can be obtained free of charge on Churchill's website at www.churchillcaptialcorp.com or by directing a written request to Churchill Capital Corp, 640 Fifth Avenue, 12th Floor, New York, NY 10019 or by emailing info@churchillcapitalcorp.com.

Some of Clarivate's financial information and data contained herein does not conform to SEC Regulation S-X in that it includes certain financial information not derived in accordance with United States Generally Accepted Accounting Principles ("GAAP"). Accordingly, such information and data may be adjusted and presented differently in Churchill's proxy statement to solicit stockholder approval of the proposed transaction, and we urge you to review Clarivate's audited financial statements contained in the SEC registration statement on Form F-4 filed by Clarivate Analytics PLC with the SEC. Churchill and Clarivate believe that the presentation of non-GAAP measures provides information that is useful to investors as it indicates more clearly the ability of Clarivate to meet capital expenditures and working capital requirements and otherwise meet its obligations as they become due.

The financial projections, estimates and targets in this presentation are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Churchill's and Clarivate's control. While all financial projections, estimates and targets are necessarily speculative, Churchill and Clarivate believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. The assumptions and estimates underlying the projected, expected or target results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the financial projections, estimates and targets. The inclusion of financial projections, estimates and targets in this presentation should not be regarded as an indication that Churchill and Clarivate, or their representatives, considered or consider the financial projections, estimates and targets to be a reliable prediction of future events.

Neither Churchill nor Clarivate undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Important factors, among others, that may affect actual results include those described herein, those described in the "Risk Factors" section of the proxy statement / prospectus, as well as: Clarivate's ability to execute on its plans to develop and market new products, its ability to execute its strategy to increase revenue growth and the timing of these programs; Clarivate's estimates of expenses and future revenues and profitability and its ability to execute its margin expansion strategy; Clarivate's estimates of the size of the markets for its solutions; the rate and degree of market acceptance to Clarivate's solutions; the success of other competing technologies that may become available; the impact of foreign currency exchange rate and interest rate fluctuations on Clarivate's results; Clarivate's ability to protect its intellectual property rights; the valuation of Clarivate's deferred tax assets; Clarivate's estimates regarding its capital requirements; Clarivate's ability to identify and integrate acquisitions; the performance and reliability of Clarivate's services; reliance on third party hardware, software and platform providers; dependence on the development and maintenance of the infrastructure of the internet; potential litigation involving Churchill of Clarivate; and general economic and market conditions impacting demand for Clarivate's services. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, or the failure to satisfy other closing conditions.

Neither Churchill nor Clarivate makes any representation or warranty as to the accuracy or completeness of the information contained in this presentation. This presentation is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Churchill or Clarivate Analytics PLC and is not intended to form the basis of any investment decision in Churchill or Clarivate Analytics PLC.

This presentation shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

2

CHURCHILL CAPITAL CORP | Clarivate Analytics

3 CHURCHILL CAPITAL CORP Management Overview 1. IHS refers to IHS, Inc. and IHS Markit, the resulting entity post merger with Markit Ltd. in 2016. Jerre Stead Executive Chairman CHURCHILL CAPITAL CORP • Preeminent Operator with Demonstrated Success in Shareholder Value Creation • Previously served as Chairman and CEO at IHS (1) , Honeywell - Phillips Medical Electronics, Square D Company, AT&T Global Information Solutions, Legent Corporation and Ingram Micro Jay Nadler Chief Executive Officer • Information Services Executive with Success in Shareholder Value Creation • Previously held COO / President roles at Interactive Data, MLM Information Services and Information Holdings Richard Hanks Chief Financial Officer • Experienced and Effective Financial Executive • Previously served as CFO at BDP International Inc., EVP and CFO at Infogroup Inc. and Chief Commercial Officer and COO of the Enterprise Media Division of Dow Jones

Overview of Churchill Capital Corp

Who We Are

A Unique Partnership between highly experienced operating executives **Jerre Stead, Sheryl von Blucher** and preeminent dealmaker **Michael Klein**

A Track Record of Value Creation using an extensive playbook of **operational methodologies** and track record of **acquisition success**

A Competitive Edge in Global Sourcing from a history of sourcing, reviewing and executing transactions together in the sector and an extensive global network

CHURCHILL CAPITAL CORP

A Compelling Opportunity for predictable, strong cash flows in the significantly fragmented **Information Services** sector

A Window into High Growth Markets with 12.1% CAGR over the next 3 years expected of the $155B Predictive Analytics and Data Markets(1)

$690mm Equity Capital Raised in Sept. '18 in the largest SPAC IPO in 2018

Key People

Jerre Stead

- 40-year track record of leadership and value creation
- Has reviewed hundreds of acquisition candidates and has extensive contacts with owners and operators throughout the industry

Michael Klein

- Investment banking executive with extensive transaction experience and global sourcing network
- Has run both large banking organizations and focused advisory firms

Sheryl von Blucher

- Industry-building strategist
- Accomplished operating executive with over 30 years of experience with innovative value-creation initiatives

Source: IDC.

1. Predictive Analytics and Data Markets is defined as the combined Worldwide Business Analytics Services, Worldwide Big Data and Analytics Software and Worldwide Organizational Data as a Service markets per IDC; market sizes represent 2018 figures.

4

CHURCHILL CAPITAL CORP | Clarivate Analytics

5 CHURCHILL CAPITAL CORP Clarivate: Vision / Mission / Values For more on how Clarivate impacts discovery, protection and commercialization, go to https://clarivate.com/thispill Vision Statement • Delivering trusted insights to the world’s great innovators • Act with integrity – do what you say and say what you do • Work with everyone in a consistently fair and respectful manner • Communicate regularly and transparently on expectations, timelines, feedback and results Trust Customer Focus • Ensure customer needs are at the center of every action you take • Be proactive – anticipate customer needs and recommend innovative solutions • Solve customer problems swiftly and efficiently Performance • Set clear goals and commit to delivering on deadlines with a winning attitude • Strive for efficiency, speedy execution and to continually improve everything you do • Collaborate with our colleagues to deliver the best outcomes and acknowledge great performance Mission Statement • We are on a bold, entrepreneurial mission to help the world’s risk takers and trailblazers transform new ideas into life - changing innovations. We do that by providing insights through data, analytics, technology and subject matter expertise Values

6 CHURCHILL CAPITAL CORP North America 46% Europe 25% APAC 22% Emerging Markets 7% Clarivate: Business Overview Note: Financials for 2018. Financials pro forma for divestiture of Intellectual Property Management (“IPM”) product line in 2 018 . 1. APAC includes Japan, China, Korea, Australia, New Zealand and Southeast Asia region; Emerging Markets include Latin America, Mid dle East, Africa, select countries in East Europe, Russia and India. 2. Annual revenue renewal rate for a given period is calculated by dividing (a) the annualized dollar value of existing subscrip tio n product license agreements that are renewed during that period, including the value of any product downgrades, by (b) the annualized dollar v alu e of existing subscription product license agreements. • Leading global provider of comprehensive intellectual property and scientific information, analytical tools and services • Products support the critical decisions made by universities, businesses, governments and law firms in the discovery, protection and commercialization of new and existing ideas and brands • Portfolio of curated proprietary databases that are deeply embedded into customers’ daily workflows • Experienced management team with a proven track record • Onex and Baring Private Equity Asia (“BPEA”) acquired Clarivate, formerly known as the Intellectual Property and Science assets of Thomson Reuters, in Oct. ’16 ‒ Undertook three - year separation from Thomson Reuters • ~ 4, 58 0 employees across more than 30 countries (excl. contractors) Business Highlights Key Metrics Geographic Mix (1) 90%+ Annual revenue renewal rate (2) 82% Subscription revenue #1 or #2 Global market positions across key offerings 180+ Countries served ~6% Revenues from top 10 customers 40,000+ Entities served Products Overview Key Products Product Description Web of Science Used to navigate scientific and academic research discoveries, conduct analysis and evaluate research impact Cortellis Used by life sciences firms for drug research, market intelligence and regulatory compliance Derwent Innovation Used to search and analyze patents CompuMark Watch Used to monitor trademarks on an ongoing basis MarkMonitor Domain Management Used to register and manage portfolios of web domains Product Groups Science Intellectual Property

Clarivate: Financial Overview

Financial Characteristics

- Standalone company expected to **generate increased free cash flow** post-separation
- Final exit from Transition Service Agreement ("TSA") from Thomson Reuters will **end ~$70mm average annual cost** over 2017 and 2018
- **High level of recurring subscription revenues** with 90%+ renewals and ~4% annualized contract value ("ACV") subscription growth in 2018
- Newly focused company reinvigorating topline growth – **4% to 6% annual organic growth** expected 2020 exit rate
- At $10.00 per share, Clarivate is valued at **a significant discount to info services sector leaders** on both a 2019E Standalone Adjusted EBITDA[1,2] and 2020E Illustrative Target Run-Rate Levered FCF[1,3] basis
  – **~12.7x** TEV / 2019E Standalone Adj. EBITDA[2,4]

Key Metrics

$978mm 2019E Revenue[4]	**$335mm** 2019E Standalone Adj. EBITDA[4]	**~$265mm** 2020E Illustrative Target Run-Rate Levered FCF[3]
4% to 6% 2020E Exit Rate Organic Revenue Growth	**35% to 38%** 2020E Exit Rate Standalone Adj. EBITDA Margin	**60% to 65%** 2020E Exit Rate Levered FCF Conversion

Adj. Revenue[4]

($ in mm)



Subscription
Transactional
'17A – '19E CAGR[5]
2.3%
$935
$181
$754
$951
$175
$776
$995
$962
2017A
2018A
2019E [6]

Subscription / Transactional Adj. Revenue Mix (%)

2017A	2018A
81% / 19%	82% / 18%

Standalone Adj. EBITDA[4]

($ in mm)



'17A – '19E CAGR[5]
4.7%
$305
$311
$345
$325
2017A
2018A
2019E [6]

% Standalone Adj. EBITDA Margin[7]

2017A	2018A	2019E
33%	33%	34% / 35%

Note: Financials pro forma for divestiture of IPM product line in 2018.

1. Based on 2019E Standalone Adj. EBITDA and 2020E illustrative target run-rate Levered Free Cash Flow multiples for Clarivate compared to 2019E Adj. EBITDA and 2020E Levered Free Cash Flow multiples for info services sector leaders (comprised of S&P Global, Moody's, IHS Markit, FactSet, Verisk, MSCI and Gartner).
2. Based on pro forma cash and debt balances expected at 3/31/2019 of $23mm and $1,325mm, respectively. Shares outstanding exclude impact of 10.6mm founder shares subject to time and/or performance vesting, 24.5mm outstanding management options, 34.5mm public warrants and 18.3mm private placement warrants.
3. For illustrative purposes only; not a forecast. Excludes any payment under the Tax Receivable Agreement ("TRA"). Refer to page 24 for supporting assumptions.
4. Refer to pages 36-38 for reconciliation of non-GAAP financial measures.
5. Represents 2017 to 2019 expected compound annual growth rate based on the midpoint of the 2019 forecasted range.
6. Forecasted range.
7. Calculated as Standalone Adj. EBITDA / Adj. Revenue.

7

CHURCHILL CAPITAL CORP
Clarivate Analytics

Clarivate Delivers on the Jerre Stead Playbook

Playbook	Clarivate Analytics
1 Simplify Organizational Structure	☑ Ability to streamline operations and reduce excess costs ☑ Clarivate platform is optimized to integrate future add-on acquisitions
2 Generate Strong, Recurring Cash Flow	☑ Standalone Adj. EBITDA[1] margins in excess of 30% and minimal capital expenditures ☑ Tuck-in acquisitions in existing verticals and transformative acquisitions to address whitespace opportunities
3 Leverage Technology and Predictive Analytics	☑ Additional upside in predictive analytics ☑ Ability to add value to proprietary data by increasing investment in analytics
4 Increase Financial Flexibility	☑ Significant debt reduction at close and over time
5 Evaluate and Optimize Portfolio	☑ Generate higher topline growth from improved pricing strategies / initiatives ☑ Ability to divest non-core assets to improve overall portfolio performance

1. Refer to pages 36-38 for reconciliation of non-GAAP financial measures.

8

CHURCHILL CAPITAL CORP | Clarivate Analytics

9 CHURCHILL CAPITAL CORP -- 100% 200% 300% 400% 500% 600% 700% 800% 900% 1,000% 1,100% 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 Jerre Stead’s Track Record Source: Company filings, FactSet. 1. An investment in Churchill Capital Corp is not an investment in IHS Markit. Historical results of IHS Markit are not necessar ily indicative of the future performance of Churchill Capital Corp or Clarivate. 2. Represents total shareholder return from Nov. 10, 2005, to Dec. 31, 2017. 1,004% S&P500 281% 332% IHS Share Price Performance Under Jerre Stead’s Leadership (1) (Indexed Total Shareholder Return; Nov. ’ 05 IPO – ’17FYE) Acquisitions: An investment in IHS in Nov. ’05 produced more than 3.5x return vs. the S&P 500 total shareholder r eturn (2)

10 CHURCHILL CAPITAL CORP $43 $105 $130 $175 $207 $234 $288 $250 $405 $514 $490 $491 $701 FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15 FY16 FY17 $476 $551 $688 $844 $967 $1,058 $1,326 $1,530 $1,692 $2,080 $2,184 $2,735 $3,600 FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15 FY16 FY17 $- $4 $8 $12 $16 $20 FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15 FY16 FY17 Market Cap ($B) $87 $118 $168 $222 $279 $319 $401 $485 $509 $634 $696 $988 $1,390 18% 21% 24% 26% 29% 30% 30% 32% 30% 30% 32% 36% 39% FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15 FY16 FY17 Adj. EBITDA Adj EBITDA Margin Strong Operating Performance Drove Significant Value Creation at IHS Source: Company filings, FactSet. Note: Data reflects performance from IPO in Nov. 2005 through Jerre Stead’s retirement in Dec. 2017. 1. Market capitalization based on basic shares outstanding. 2. Free Cash Flow calculated as Cash Flow from Operations – CapEx. Market Capitalization Expansion (1) Jerre Stead has delivered significant shareholder value through strong operational performance, organic growth and margin expansion, resulting in strong cash flow generation to fuel business growth. Merger Consistent Sales Growth ($ in mm) Improving Cost Efficiency ($ in mm) Strong Free Cash Flow (2) ($ in mm)

11 CHURCHILL CAPITAL CORP ~12.7x 15.7x 15.8x 16.1x 18.0x 18.7x 20.6x 20.8x Median: 18.0x Clarivate IHS Markit S&P Global Moody's FactSet Verisk Analytics MSCI Gartner Clarivate Initial Valuation at a Discount to Info Services Sector Leaders Source: Wall Street research, FactSet. Market data as of Mar. 1, 2019. Note: Calendarized to Dec. YE. EBITDA figures include add - back of stock - based compensation. Chart not shown to scale. 1. Based on Standalone Adjusted EBITDA for Clarivate compared to Adjusted EBITDA for info services sector leaders. 2. Represents pro forma cash and debt balances expected at 3/31/2019 of $23mm and $1,325mm, respectively. Refer to pages 36 - 38 for reconciliation of non - GAAP financial measures. 3. Shares outstanding exclude impact of 10.6mm founder shares subject to time and/or performance vesting, 24.5mm outstanding man age ment options, 34.5mm public warrants and 18.3mm private placement warrants. TEV / 2019E Adj. EBITDA (1) (Clarivate at $10.00 / share) At $10.00 per share, Clarivate valued at a greater than 25% discount to info services sector leaders on a Standalone Adj. EBITDA basis (1,2,3)

Clarivate Transformation: The Next Phase

Clarivate has the potential to achieve margin expansion and significantly reinvigorate revenue growth.

Cost-Saving Initiatives	1	Decreasing costs by simplifying organization structures and trimming G&A functions to enhance customer-centric focus
	2	Using artificial intelligence and the latest technologies to reduce costs and increase efficiencies for content sourcing and curation
	3	Moving work performed by contractors in-house to best-cost geographic locations
	4	Achieving headcount productivity benchmarks and operational efficiency metrics in line with those of info services sector leaders
	5	Expanding existing operations in best-cost geographic locations, aligning with business objectives
	6	Minimizing real estate footprint by reducing facility locations substantially over the next three years
	7	Completing the TSA with Thomson Reuters
	8	Divesting non-core assets
Revenue Growth Initiatives	9	Developing new value-added products and services
	10	Offering additional analytics that enhance existing products and services
	11	Expanding footprint with new and existing customers, with significant opportunity for growth in APAC and Emerging Markets
	12	Optimizing product pricing and packaging based on customer needs
	13	Increasing salesforce's focus on large accounts
	14	Restructuring incentive plans to drive new business and cross-selling among similar products and overlapping buying centers

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CHURCHILL CAPITAL CORP | Clarivate Analytics

Investment Highlights

14 CHURCHILL CAPITAL CORP Investment Highlights • Tailwinds in Information Services Sector 1 • Collection of High Quality Assets Embedded in Customer Workflows 2 • Highly Recurring Subscription Revenue Model and High Retention Rates and Subscription Revenue Mix 3 • Business Model Creates Cycle of Profitable Growth and Reinvestment Capacity 4 • Foundation for Attractive Growth: Topline, Savings and Acquisitions 5 • Strong Management Team Aligned with Shareholders 6

1 Tailwinds in Information Services Sector

Large and Growing Predictive Analytics and Data Market[1]
(2018E-2021E Predictive Analytics and Data Market Revenue; $ in B)



'18E - '21E CAGR: 12.1%
$155
$174
$195
$219
2018E
2019E
2020E
2021E

Substantial Growth To Continue Internationally
(2018E-2021E Predictive Analytics and Data Market Revenue; $ in B)



Americas
EMEA
APAC
$20.8
13%
$40.7
26%
$93.8
61%
14.5%
CAGR
$31.2
14%
$53.3
24%
$134.3
62%
9.4%
CAGR
12.7%
CAGR
2018E
Total: $155B
2021E
Total: $219B

Significant Move Up the Value Chain with Smart Data Offerings

- Integration into workflow tools of clients to provide **predictive and prescriptive analytics,** allowing for stronger growth and new addressable markets
- Increased investments in critical products and solutions, **driving opportunity for annual price increases**
- Diversification into new verticals and broader industries, enabling **ability to weather cyclical headwinds**



Real Time
High Risk
High Value
Customized
The Next
Wave of Info
Services
Prescriptive
Analytics
(What to Do)
Predictive Analytics
(What Will Happen)
Platform, Application and Workflow Tools
(Task Specific, APIs and Developer Tools,
Search Mapping and Visualization)
Smart Data
(Normalized and Standardized,
Categorized, Linked and Indexed)
Raw Data Assets
(Aggregated and Disparate, Transactional,
Commodity or Proprietary)
Decisions
Personalization
Value Add
Static
Low Risk
Low Value
Generic

Source: IDC, Outsell, Inc. all rights reserved.

1. The Predictive Analytics and Data Markets is defined as the combined Worldwide Business Analytics Services, Worldwide Big Data and Analytics Software and Worldwide Organizational Data as a Service markets per IDC.

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CHURCHILL CAPITAL CORP | Clarivate Analytics

2 Collection of High Quality Assets Embedded in Customer Workflows

	Key Products	Product Description	Curated Information Set	Customers	Other Offerings in Product Group
Science	Web of Science	Used to navigate scientific and academic research discoveries, conduct analysis and evaluate research impact	Database of **1B+ citations, 3,000 journal titles reviewed annually**	**7,000+** leading **academic institutions** and **governments** and research intensive corporations use Web of Science and its Journal Impact Factor	InCites EndNote ScholarOne
Science	Cortellis	Used by life sciences firms for drug research, market intelligence and regulatory compliance	**70,000+ drug program records, 300,000 clinical trial records**	Trusted by the **top 30 pharma companies** and hundreds of research groups	MetaCore Integrity Newport
Intellectual Property	Derwent Innovation	Used to search and analyze patents	Database of **80mm+ patent filings across 50 patent offices**	Derwent Innovation is used by **40 patent offices, large R&D organizations** of Fortune 1000 companies and various universities and research institutions	TechStreet
Intellectual Property	CompuMark Watch	Used to monitor trademarks on an ongoing basis	**180+ patent and trademark offices**	**15 industrial databases, 70 Pharma In-use databases**	Screen Search
Intellectual Property	MarkMonitor Domain Management	Used to register and manage portfolios of web domains	Database of **1.3mm corporate domain names**	MarkMonitor manages the **10 most trafficked corporate website domains portfolios**	Brand Protection Anti-Piracy Anti-Fraud

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CHURCHILL CAPITAL CORP | Clarivate Analytics

3 Recurring Subscription Revenue Model with High Renewal Rates

- Large Recurring Revenue Base
- High Revenue Visibility
- Favorable Customer Dynamics
- Embedded Solutions

	% Subscription Revenue	Revenue Renewal Rates %(1)
Clarivate Analytics	82%	90%+(2)
S&P Global	71%(3)	95%(3)
Moody's	56%	N/A
IHS Markit	84%	Mid-90s(4)
Verisk Analytics	80%	N/A
MSCI	74%	94%
Gartner	80%	83%(5)
FactSet	N/A	N/A
Sector Leaders' Average	**74%**	**~Mid-90s**

Clarivate Subscription Revenue Mix and Revenue Retention Rates in Line with Sector Leaders'

- **82% subscription revenue in 2018**, +4% versus 2016(6)
- Favorable customer dynamics help drive high retention rates, supported by **90%+ average revenue renewal rates**
- Customers typically pay **upfront** for 1-year subscriptions, reducing collection risk and enhancing cash flow characteristics

Note: Based solely on public disclosures of info services sector leaders; calculation methodologies may vary. Percent subscription revenue and revenue renewal rates based on FY'18 for all info services sector leaders, unless noted otherwise.

1. Represents Clarivate revenue renewal rate or info services sector leader comparable metric, unless noted otherwise.
2. Annual revenue renewal rate for a given period is calculated by dividing (a) the annualized dollar value of existing subscription product license agreements that are renewed during that period, including the value of any product downgrades, by (b) the annualized dollar value of existing subscription product license agreements.
3. S&P Global revenue retention rates and subscription revenue based on S&P Global Investor Day on May 24, 2018.
4. IHS Markit revenue retention rates based on IHS Markit Q4'18 earnings call.
5. Weighted average of client retention for Global Technology Sales and Global Business Sales divisions based on contract value.
6. 2016 financials represent the aggregated results of Clarivate Analytics and its predecessor, Thomson Reuters' Intellectual Property & Standards business, acquired in Oct. 2016.

17

CHURCHILL CAPITAL CORP | Clarivate Analytics

18 CHURCHILL CAPITAL CORP Business Model Creates Cycle of Profitable Growth and Reinvestment Capacity Recurring Sales Model + Profitable Incremental Growth = Strong Cash Flow = Investment Capacity for Growth and Return 4 1 2 3 Predictable and highly resilient recurring revenue streams  Proprietary “must - have” offerings  Incremental margin growth from “build once, sell many times” model  Strong cash conversion creates continuous cash flow and investment capacity for growth and return  4

19 CHURCHILL CAPITAL CORP Strong Operating Leverage and Margin Expansion Opportunity 1. Estimated figures based on ~85% flow through on incremental revenue growth. Core o perating leverage plus synergies drives incrementally higher m argin e xpansion while also a llowing for i nvestment. Organic Revenue Growth % 1% 2% 3% 4% 5% 6% +0% +55 +105 + 160 + 210 + 260 + 31 0 +1% - +55 + 105 +1 60 + 210 + 260 +2% (55) - +55 + 105 +1 55 + 205 +3% (110) (55) - + 55 + 105 +1 55 Estimated Standalone Adjusted EBITDA Margin Expansion Sensitivity (bps) (1) Favorable Expense Profile with Potential Upside Base Cost Inflation • Low cost to deliver incremental revenue • Best - cost shared services / facilities • Optimize sales commission plan to increase cross - sell and up - sell opportunities • Utilize AI and new technologies to increase efficiency of data ingestion and content creation • Improve human resource management by converting consultants to full - time employees and leveraging large footprint in low - cost locations 5

20 CHURCHILL CAPITAL CORP Foundation Set for Attractive Growth: Organic Topline and Acquisitions 5  Built out independent operating functions including Accounting, Treasury, HR, Payroll and Technology With most of the carve - out work completed, Clarivate has established the platform to support further expansion of its footprint with existing customers, new customer additions and expansion into new markets and geographies . Completed three tuck - in acquisitions since 2017  Sold the Intellectual Property Management business  BPEA partnership provides access to experience and resources across Asia   Invested in best - in - class, cloud - based platforms for operational and business workflow backbone Investing in APAC to accelerate revenue growth from mid - single digits (5.1% annual growth from 2016 to 2018)   Optimizing pricing model and service levels to match customer needs  Integrating additional content and capabilities into existing products and launching new products Powerful Standalone Platform Post - Separation Implementing Product and Pricing Enhancement Strategy Portfolio Optimization Building Strength in Asia

21 CHURCHILL CAPITAL CORP Illustrative Acquisition Opportunities 5 Opportunities with Strategic Fit Alignment Opportunities exist to expand footprint further with existing customers, add new customers and strategically expand into new markets and geographies. Academic Research Workflow Management Academic Research Analytics Domain Name Management Patent Research and Protection Industry Standards Management Trademark Research and Protection Biopharma Market Intelligence APAC / China M&A Framework Strategic Fit • Business model alignment • Enhances competitive position • Provides future growth opportunities within existing verticals Financial Criteria • Immediately accretive to revenue growth • Neutral to positive free cash flow contribution by end of second full year

Financial Highlights

23 CHURCHILL CAPITAL CORP $754 $776 $962 $181 $175 $935 $951 $995 2017A 2018A 2019E $305 $311 $325 $345 2017A 2018A 2019E Clarivate Historical and Projected Financial Performance Note: Financials pro forma for divestiture of IPM product line in 2018. 1. Refer to pages 36 - 38 for reconciliation of non - GAAP financial measures. 2. Represents 2017 to 2019 expected compound annual growth rate based on the midpoint of the 2019 forecasted range. 3. Forecasted range. 4. Calculated as Standalone Adj. EBITDA / Adj. Revenue. 5. Refers to run - rate targeted to be achieved by end of 2020. 6. Per IHS Markit 2019 guidance provided on Jan. 14, 2019. Adj. Revenue (1) ($ in mm) Standalone Adj. EBITDA (1) ($ in mm) % Standalone Adj. EBITDA Margin (4) Subscription Transactional ’17A – ’19E CAGR (2) ’17A – ’19E CAGR (2) Expected 2020E Exit Rate (5) 4.0% – 6.0% Organic Revenue Growth 35% – 38% Standalone Adj. EBITDA Margin 60% – 65% Levered FCF Conversion 2.3% 4.7% IHS Markit: 6.0% – 7.0% (6) IHS Markit: ~40% (6) IHS Markit: Mid 60s (6) 33% 33% 34% / 35% (3) (3)

24 CHURCHILL CAPITAL CORP Illustrative Target 2019E Run-Rate 2020E Total Standalone Adj. EBITDA $335 $375 $400 $425 (-) Pro Forma Cost Savings (11) - - - (-) Excess Standalone Costs (23) - - - (-) Total Cash Interest Expense, Net (100) (68) (67) (66) (-) Recurring Cash Taxes (20) (21) (22) (23) (-) TSA Costs (11) - - - (-) Transition and Integration Expenses (11) - - - (+/-) Δ Net Working Capital - - - - (-) Run-Rate CapEx (44) (46) (46) (46) (-) Costs to Achieve Optimization Plan (25) - - - Illustrative Levered Free Cash Flow $90 $240 $265 $290 % Conversion 64% 66% 68% Equity Value at $10 per share / Illustrative Target Run-Rate Levered FCF 12x 11x 10x Info Services Sector Leaders' Median Equity Value / Levered FCF 22x 22x 22x Pathway to Unwinding Transition Costs and Potential of Transformation Source: Wall Street research, FactSet. Market data as of Mar. 1, 2019. Note: Illustrative target run - rate Levered Free Cash Flow for 2019 and 2020 excludes any payments under the TRA. In each of 2021 and 2022, Clarivate will be required to make cash payments of up to $30mm in connection with the TRA. Subsequent to 2022, those payments will not be s ubj ect to a $30mm cap and will be pursuant to the terms of the TRA. 1. Excludes impact of transaction costs related to the business combination and the assumed refinancing of the 7.875% Notes. 2. Assumes existing $500mm 7.875% Notes called at ~104% of par on 1/1/2020 and refinanced with an incremental term loan B at L+3 25. Illustrative target run - rate Levered Free Cash Flow excludes call premium and other transaction costs related to refinancing. Note that Clarivate doe s n ot have a commitment for a refinancing; actual refinancing terms will depend on a variety of factors including Clarivate’s financial condition and marke t c onditions at the time. There can be no assurance that a refinancing would be consummated within a specific timeframe. 3. Equity value assumes $10.00 price per share. Shares outstanding exclude impact of 10.6mm founder shares subject to time and/o r p erformance vesting, 24.5mm outstanding management options, 34.5mm public warrants and 18.3mm private placement warrants. 4. Info services sector leaders comprised of S&P Global, Moody’s, IHS Markit, FactSet, Verisk, MSCI and Gartner. ($ in mm) Illustrative 2020E Target Run - Rate Levered Free Cash Flow Build (1) Commentary Clarivate is expected to be highly cash flow generative following the completion of the transition and implementation of the transformative strategy. • Initial announced cost savings plans completed by YE 2019 • Elimination of all excess standalone costs relative to the steady - state standalone cost estimate that the company expects to achieve by 2021 • Interest expense assumes ~3.8x net leverage at YE 2019; 2020 target run - rate assumes refinancing of the 7.875% Notes with incremental term loan B subject to capital market conditions and other factors; illustrative target run - rate free cash flow excludes transaction costs related to refinancing • Expected cash taxes after the effects of tax shield created by an intangible asset write - up and NOL balance associated with the 2016 carve - out transaction • TSA with Thomson Reuters terminates Q3’19; 2019E expense largely duplicative with existing business functions • Management expects to complete all transition - related expenditures, including consulting expenses, temporary technology infrastructure and other transformation expenses, by YE 2019 • Improved working capital management expected to be implemented in 2019 • Assumes normalized capex levels of ~4.5% of revenue • Management expects incremental costs to achieve transformation strategy; does not include one - time transformation expenditures 1 2 4 5 8 6 7 9 3 1 2 4 5 6 7 8 9 3 For Illustrative Purposes Only; Not a Forecast (3) (1) (4) (2)

25 CHURCHILL CAPITAL CORP $10.00 Status Quo Margin Expansion Improved Top-Line Growth Multiple Expansion Additional Acquisitions Opportunity for Significant Value Creation Margin Expansion 35% – 38% Standalone Adj. EBITDA Margin Improved Topline Growth 4.0% – 6.0% Organic Revenue Growth Value - Add Acquisitions and Divestitures • Reduce Layers and Costs • Convert Consultants to Full - Time Employees • Automate Data Ingestion • Optimize and Rethink Locations • Adjacent Opportunities • New Market Opportunities • Strategic Divestitures Illustrative Share Price Appreciation • New Analytics Offerings • Pricing, Cross - Selling and Up - Selling • Stabilize Transaction Business • Align Incentive Systems and Empower Sales Force

Clarivate Transformation: The Next Phase

Clarivate has the potential to achieve margin expansion and significantly reinvigorate revenue growth.

Cost-Saving Initiatives	1	Decreasing costs by simplifying organization structures and trimming G&A functions to enhance customer-centric focus
	2	Using artificial intelligence and the latest technologies to reduce costs and increase efficiencies for content sourcing and curation
	3	Moving work performed by contractors in-house to best-cost geographic locations
	4	Achieving headcount productivity benchmarks and operational efficiency metrics in line with those of info services sector leaders
	5	Expanding existing operations in best-cost geographic locations, aligning with business objectives
	6	Minimizing real estate footprint by reducing facility locations substantially over the next three years
	7	Completing the TSA with Thomson Reuters
	8	Divesting non-core assets
Revenue Growth Initiatives	9	Developing new value-added products and services
	10	Offering additional analytics that enhance existing products and services
	11	Expanding footprint with new and existing customers, with significant opportunity for growth in APAC and Emerging Markets
	12	Optimizing product pricing and packaging based on customer needs
	13	Increasing salesforce's focus on large accounts
	14	Restructuring incentive plans to drive new business and cross-selling among similar products and overlapping buying centers

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CHURCHILL CAPITAL CORP | Clarivate Analytics

27 CHURCHILL CAPITAL CORP Investment Highlights • Tailwinds in Information Services Sector 1 • Collection of High Quality Assets Embedded in Customer Workflows 2 • Highly Recurring Subscription Revenue Model and High Retention Rates and Subscription Revenue Mix 3 • Business Model Creates Cycle of Profitable Growth and Reinvestment Capacity 4 • Foundation for Attractive Growth: Topline, Savings and Acquisitions 5 • Strong Management Team Aligned with Shareholders 6

Appendix

Example Product Use Cases

Customers use Clarivate's products in a variety of ways, including in the following "real world" examples:

Key Products	Use Cases
Web of Science	A physics professor planning a research program and making a grant proposal accesses Web of Science ("WOS") to **evaluate the current state of research** in her discipline, identifying emerging trends within **highly regarded and relevant academic journals** and select a research topic, while the grant-making institutions will use WOS's analytic tools to **measure the professor's credentials** A university provost interested in evaluating her university's chemistry department accesses WOS and the analytical tool InCites to **measure the strength of the university's research output** and **benchmark it against comparable institutions** and find the best researchers to bolster the university's ranking and improve the caliber of research and find highly-cited researchers, departments and laboratories
Cortellis	An analyst at a pharmaceutical firm who is evaluating several potential R&D programs will access the Cortellis database to **assess competitive products** in the drug development pipeline, **review clinical trial data and summarize regulatory information**
Derwent Innovation	An employee developing a new product or idea (e.g., a chemical engineer or a product designer) will access the Derwent Innovation database of patents to **evaluate the novelty and determine the patentability of the new product or idea**
CompuMark	An attorney for a large law firm helps clear a trademark for use by its corporate customer; first, the lawyer conducts a curated report by CompuMark Search to **ensure the availability of the proposed trademark** in the markets the customer will be operating in; the lawyer will then subscribe to CompuMark Watch's trademark watching services to continually **ensure that none of her customers' valuable trademarks are being infringed upon**
MarkMonitor Domain Management	An in-house counsel uses MarkMonitor Domain Management to **ensure that his company's domains are protected** from security threats such as domain hijacking and to **ensure the timeliness of payments** to registries around the world

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CHURCHILL CAPITAL CORP | Clarivate Analytics

30 CHURCHILL CAPITAL CORP Product Example: Web of Science Web of Science • 150mm records • 34,000+ journals indexed • 1B+ citations • 3.5mm peer review records • 2.0mm+ unique monthly visitors Industry - Leading Data and Analytics Platform High Stakes Use Cases • Objective, independent, balanced selection ‒ 3,000 journals reviewed annually, only 10% selected by in - house subject specialists, using standardized criteria ‒ WOS’ data is balanced across geographies and subject areas to ensure normalized distribution of content • Complete indexation ‒ WOS indexes content from the universe of journals meeting stringent selection criteria to create a map of the world’s most influential research literature • Enhanced data ‒ Data is enriched through categorization of content, institutional disambiguation, funding sources, links to related data such as patents and the correct citation metrics for research context by age, field and location • Industry - leading metric ‒ Owner of proprietary Journal Impact Factor (“JIF”), a trusted metric that has ranked scientific journals since 1964 • Researchers ‒ Monitor existing state of research within disciplines ‒ Prepare definitive summaries of research areas when applying for grant funding ‒ Select appropriate journals in which to publish • Universities ‒ Identify highest potential research talent and areas for investment ‒ Assess past research output and return on investment • Governments ‒ Establish frameworks for assessing research outcomes and return on investment ‒ Plan future research strategies and investment • Funding organizations ‒ Identify qualified and unbiased peer reviewers and map out future funding priorities • Publishers ‒ Organize peer review

Product Example: Cortellis

Cortellis

Life Sciences firms turn to Clarivate for offerings across our portfolio – beyond just Cortellis

Competitive Intelligence

- Leading drug pipeline database valued by customers for its breadth and depth of content
  - Curated database of over 70,000 drug program records with accompanying suite of analytical tools
- Provides scientific intelligence on all major therapeutic areas

Clinical Trials Intelligence

- Broadest source of clinical trials intelligence
  - Curated database of over 300,000 clinical trial records

Regulatory Intelligence

- Most comprehensive regulatory research and analytics offering
  - Curated database of over 200,000 regulatory documents with expert summaries and analysis

70,000+
Drug Program Records

300,000+
Clinical Trial Records

200,000+
Regulatory Documents

Cortellis is the leading drug development and commercialization database

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32 CHURCHILL CAPITAL CORP Derwent Innovation • Ranked #1 comprehensive patent research and analysis solution by Outsell • Sold globally into over 50 countries • Over 80mm patent publications from 50 patent offices, which represent 98% of all patents published globally Search Proprietary Content IP experts and translators process over four million new patent publications per year Drive Analytical insights • Derwent database provides patent content sourced from more than 50 patent offices • Expert curators process over 4mm new patent publications per year in over 25 languages for inclusion in the Derwent database • Platforms enable complete and accurate searches across more than 80mm total patent publications • Helps customers efficiently navigate large volumes of convoluted patent data through curated patent abstracts and proprietary indexing conventions • Analytics and visualization tools used to enable decision making: ‒ Allows for large scale text analysis to explore patent records ‒ Consolidates large volumes of data and produces intuitive visualizations to drive decision making ‒ Allows customers to evaluate IP opportunities and risks across existing and prospective technologies Product Example: Derwent Innovation

Transaction Summary and Timing

Ownership	• Churchill shareholders to own approximately 26% of pro forma entity[1] – Additional 1.5mm shares purchased by Jerre Stead and Michael Klein from Churchill at $10 per share • Management, Onex and BPEA to roll full stake in Clarivate and retain approximately 74% ownership
Capital Structure	• Transaction proceeds will be used primarily for debt paydown of Clarivate's existing term loan • Paydown will result in approximately 4.2x[2] pro forma net leverage based on 2018 Standalone Adj. EBITDA[3]
Governance	• Jerre Stead will serve as Executive Chairman for the combined company and will have oversight over the actions designed to create shareholder value • Initial board will be 14 members, including: 9 Onex and BPEA appointees (5 Onex appointees, 2 BPEA appointees, 1 Churchill independent director and Clarivate's CEO) and 5 current Churchill directors
Equity Compensation Alignment	• Churchill management subject to performance vesting thresholds to receive its full equity compensation – Substantial value will be created for investors before management receives its full promote and warrants by reaching vesting thresholds > 5.3mm shares subject to time vesting > 2.7mm shares subject to performance vesting at $15.25 > 2.7mm shares subject to performance vesting at $17.50 • Founder equity subject to a 3-year lock-up[4]
Other Details	• Combined company to be named Clarivate Analytics – Jersey public company with UK tax domicile and key operations in London, Philadelphia and across India • Clarivate will report on U.S. GAAP basis with a Dec. 31 fiscal year end • Tax Receivable Agreement established at close
Conditions / Timing	• Transaction expected to close in Q2'19 • Churchill shareholder approval required • Subject to customary closing conditions

1. Shares outstanding and ownership exclude impact of 10.6mm founder shares subject to time and/or performance vesting, 24.5mm outstanding management options, 34.5mm public warrants and 18.3mm private placement warrants.
2. Assumes no redemptions.
3. Refer to pages 36-38 for reconciliation of non-GAAP financial measures.
4. 3-year lock-up is partially reduced to 2 years under certain circumstances.

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Transaction Summary

Pro Forma Valuation

($ in mm, except per share price)

Churchill Illustrative Share Price		$10.00
(x) Shares Outstanding as Adjusted [1]		294.6
Total Equity Value		**$2,946**
(+) Est. Pro Forma Debt at 3/31/19 [2]		1,325
(-) Est. Pro Forma Cash at 3/31/19 [3]		(23)
Total Enterprise Value		**$4,249**
	Metric	
/ 2019E Standalone Adj. EBITDA	$335	12.7x [2,3]

Illustrative Sources and Uses

($ in mm)

Sources	$	%
Onex / BPEA Equity	$2,175	51.6%
Additional Equity Purchased by Founders	15	0.4%
Churchill Cash [4,5]	701	16.6%
Term Loan	825	19.6%
Notes	500	11.9%
Total Sources	**$4,217**	**100.0%**

Uses	$	%
Onex / BPEA Equity	$2,175	51.6%
Partial Paydown of Term Loan	655	15.5%
Term Loan	825	19.6%
Notes	500	11.9%
Estimated Transaction Fees & Expenses	61	1.5%
Total Uses	**$4,217**	**100.0%**

Leverage Profile

(Est. Net Debt at Mar. 31, '19 / '18 Standalone Adj. EBITDA of $311mm)


6.3x
4.2x
Status Quo
Pro Forma for Transaction
2018A

Pro Forma Equity Ownership

(shares in mm)

	Day 1 Vested [1]		Includes All Founder Shares [6]	
Shareholders	**Shares**	**%**	**Shares**	**%**
Churchill Founders [7]	8.1	2.8%	18.8	6.1%
Churchill Public Shareholders	69.0	23.4%	69.0	22.6%
Target Rolled Equity [8]	217.5	73.8%	217.5	71.3%
Total Shares Outstanding	**294.6**	**100.0%**	**305.3**	**100.0%**

1. Shares outstanding and day 1 vested ownership exclude impact of 10.6mm founder shares subject to time and/or performance vesting, 24.5mm outstanding management options, 34.5mm public warrants and 18.3mm private placement warrants.
2. $1,980mm estimated 3/31/2019 debt pro forma for $655mm illustrative debt paydown.
3. $23mm estimated 3/31/2019 cash.
4. Cash in trust assumes no redemptions in connection with business combination; merger agreement requires minimum Available Closing Date Cash of $550mm.
5. Includes estimated interest earnings on cash in trust and estimated cash held outside of trust at close.
6. Churchill management has agreed to time vesting ratably over 3 years and performance vesting thresholds for its founder shares, consisting of: performance vesting threshold of $15.25 per share (2.7mm shares) and $17.50 per share (2.7mm shares).
7. Includes 1.5mm shares to be purchased by Jerre Stead and Michael Klein.
8. Excludes 24.5mm outstanding management options.

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CHURCHILL CAPITAL CORP | Clarivate Analytics

Summary of Shares Outstanding at Various Prices

	Illustrative Stock Price	Public IPO Shares[2] (mm)	Total Shares Outstanding (mm)	Public Shares as % of Total Shares Outstanding[3]
Day 1[1]	$10.00	69.0	294.6	23.4% / 23.4%
Fully Vested	$10.00	69.0	308.4	22.4% / 22.4%
	$12.00	70.4	312.1	22.6% / 22.1%
	$14.00	75.2	320.0	23.5% / 21.6%
	$16.00	78.7	326.5	24.1% / 21.1%
	$18.00	81.5	333.9	24.4% / 20.7%
	$20.00	81.5	341.5	23.9% / 20.2%

Commentary

Public Shares

- Includes 69mm public IPO shares
- Includes 34.5mm public warrants issued in connection with the IPO
  - Strike price of $11.50 / share and forced redemption price of $18.00 / share

Total Shares Outstanding

- Includes 217.5mm shares issued to target shareholders
- Includes 24.5mm management options, of which 6.7mm are vested and 17.9mm are unvested and have weighted average strike prices of $10.85 and $11.08, respectively
- Includes 17.3mm founder shares
  - 10.6mm founder shares subject to time vesting ratably over 3 years and performance vesting thresholds, consisting of:
    - 5.3mm shares received ratably over 3 years after close, and
    - Performance vesting thresholds of $15.25 / share (2.7mm shares) and $17.50 / share (2.7mm shares)
      - Performance founder shares are transferred to target shareholders if performance thresholds are not achieved
- Includes 18.3mm private placement warrants purchased by the sponsor simultaneously with the consummation of Churchill's IPO terms
  - 17.3mm subject to time and performance vesting ratably over 3 years with a performance vesting threshold of $17.50 / share and strike price for conversion into shares remains $11.50 / share; no forced redemption
    - 6.0mm private placement warrants are transferred to the company if $17.50 performance threshold not achieved
    - 11.3mm private placement warrants are transferred to the target shareholders if $17.50 performance threshold not achieved
  - Remaining 1.0mm private placement warrants maintain IPO terms ($11.50 strike price; no forced redemption)
- Includes 1.5mm shares to be purchased by Michael Klein and Jerre Stead at $10.00 / share
- Includes 5mm newly issued shares at performance threshold of $20.00 / share

Note: 18.3mm private placement warrants, 34.5mm public warrants and 24.5mm management options net for Treasury Stock Method ("TSM").

1. Day 1 shares outstanding and ownership exclude impact of 10.6mm founder shares subject to time and/or performance vesting, 24.5mm outstanding management options, 34.5mm public warrants and 18.3mm private placement warrants.
2. Includes 69.0mm public IPO shares and 34.5mm public warrants.
3. Public shares including public warrants (on a TSM basis) as % of total shares outstanding / public shares excluding public warrants (on a TSM basis) as % of total shares outstanding.

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CHURCHILL CAPITAL CORP | Clarivate Analytics

Presentation of Certain Non-GAAP Financial Measures

Adjusted Revenue, Standalone Adjusted EBITDA, Standalone Adjusted EBITDA Margin, Levered Free Cash Flow, and Levered Free Cash Flow Conversion, as presented, are examples of supplemental non-U.S. GAAP measures of Clarivate's performance. Adjusted Revenue normalizes for the impact of purchase accounting adjustments to deferred revenue and the impact of divestments. Standalone Adjusted EBITDA is calculated using net income from continuing operations before provision for income taxes, depreciation and amortization and interest income and expense), adjusted to exclude acquisition or disposal-related transaction costs (such costs include net income from continuing operations before provision for income taxes, depreciation and amortization and interest income and expense from the IPM product line which was divested in October 2018), losses on extinguishment of debt, stock-based compensation, unrealized foreign currency gains/(losses), Transition Services Agreement costs, separation and integration costs, transformational and restructuring expenses, acquisition-related adjustments to deferred revenue, non-cash income / (loss) on equity and cost method investments, non-operating income or expense, the impact of certain non-cash and other items that are included in net income for the period that Clarivate does not consider indicative of its ongoing operating performance, and certain unusual items impacting results in a particular period to more accurately reflect management's view of the recurring profitability of the business, adjusted further to include the difference between annualized run-rate savings and savings realized during that same fiscal year as well as the difference in Clarivate's actual standalone costs incurred relative to the steady state standalone cost estimate that Clarivate expects to achieve after completion of the Transition and optimization of the standalone functions by 2021. Standalone Adjusted EBITDA Margin is defined as Standalone Adjusted EBITDA divided by revenue before acquisition-related deferred revenue adjustments. Levered Free Cash Flow is defined as net income from continuing operations before provision for income taxes, depreciation and amortization and interest income and expense adjusted to exclude stock-based compensation and acquisition-related deferred revenue adjustments, less total cash interest expense and interest income, cash taxes, changes in net working capital, and capital expenditures. Levered Free Cash Flow Conversion is defined as Levered Free Cash Flow divided by Standalone Adjusted EBITDA. In future periods, Clarivate will need to make additional capital expenditures in order to replicate capital expenditures associated with previously shared services on a stand-alone basis. You are encouraged to evaluate these adjustments and the reasons Clarivate considers them appropriate for supplemental analysis. These measures are not measurements of Clarivate's financial performance under GAAP and should not be considered in isolation or as alternatives to net income, net cash flows provided by operating activities, total net cash flows or any other performance measures derived in accordance with GAAP or as alternatives to net cash flows from operating activities or total net cash flows as measures of Clarivate's liquidity.

Reduction of ongoing standalone and transition services agreement costs have been, and are expected to continue to be, a component of Clarivate's strategy as it finalizes its separation from Thomson Reuters Corporation. In this presentation, Clarivate sets forth its Standalone Adjusted EBITDA on a historical and projected basis. The adjustments reflected in Clarivate's Standalone Adjusted EBITDA have not been prepared with a view towards complying with Article 11 of Regulation S-X. These standalone measures are intended to provide additional information on a more comparable basis than would be provided without such standalone adjustments.

Certain of the adjustments included to arrive at Standalone Adjusted EBITDA are based on a historical and projected basis of expected costs related to Clarivate's transition to an independent company. In evaluating Standalone Adjusted EBITDA you should be aware that in the future Clarivate may incur expenses that are the same as or similar to some of the included adjustments. Our presentation of Standalone Adjusted EBITDA should not be construed as an inference that Clarivate's future results will be unaffected by any of the adjusted items, or that Clarivate's projections and estimates will be realized in their entirety or at all.

Standalone Adjusted EBITDA is included in this presentation because Clarivate believes it is an important supplemental measure of Clarivate's operating performance and a basis upon which Clarivate's management assesses performance rather than cash flow measures. Our management also believes Standalone Adjusted EBITDA is useful to investors because they and similar measures are frequently used by securities analysts, investors, and other interested parties to evaluate Clarivate's competitors and provide additional information regarding growth rates on a more comparable basis than would be provided without such standalone adjustments. Clarivate believes that the presentation of Levered Free Cash Flow is relevant and useful to investors because it provides a measure of cash available to pay the principal on Clarivate's debt and pursue acquisitions of businesses or other strategic investments or uses of capital. Adjusted revenue is included in this presentation because Clarivate believes it is an important supplemental measure of Clarivate's operating performance and a basis upon which Clarivate's management assesses performance. Our management believes Adjusted Revenue is useful to investors because it is frequently used by securities analysts, investors, and other interested parties to evaluate performance and provide additional information regarding growth rates on a more comparable basis than would be provided without such adjustments.

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Presentation of Certain Non-GAAP Financial Measures (Cont'd)

We also monitor Standalone Adjusted EBITDA because Clarivate's credit agreement governing its credit facilities and its indenture governing its senior unsecured notes contain certain covenants (including debt incurrence and the making of restricted payments) based on a leverage ratio, which uses Standalone Adjusted EBITDA. Standalone Adjusted EBITDA performance, along with the quantitative and qualitative information, may also be used by management and Clarivate's Compensation Committee as an input for determining incentive payments to employees.

The use of Standalone Adjusted EBITDA instead of U.S. GAAP measures has limitations as an analytical tool, and you should not consider Standalone Adjusted EBITDA in isolation or as a substitute for analysis of Clarivate's results of operations and operating cash flows as reported under GAAP. For example, Standalone Adjusted EBITDA:

- does not reflect Clarivate's cash expenditures or future requirements for capital expenditures;
- does not reflect changes in, or cash requirements for, Clarivate's working capital needs;
- does not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on Clarivate's debt;
- does not reflect any cash income taxes or payments under the Tax Receivable Agreement that Clarivate may be required to pay;
- does not reflect any cash requirements that may occur because assets are depreciated or amortized over estimated useful lives and often have to be replaced in the future; and
- does not reflect all non-cash income or expense items that are reflected in Clarivate's statements of cash flows.

Levered Free Cash Flow has limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, analysis of Clarivate's results as reported under GAAP. For example, Levered Free Cash Flow:

- does not reflect principal payments on debt;
- does not reflect principal payments on capital lease obligations;
- does not reflect dividend payments, if any; and
- does not reflect the cost of acquisitions.

Clarivate's definition of and method of calculating Standalone Adjusted EBITDA may vary from the definitions and methods used by other companies, which may limit their usefulness as comparative measures.

Clarivate prepared the information included in this presentation based upon available information and assumptions and estimates that it believes are reasonable. Clarivate cannot assure you that its estimates and assumptions will prove to be accurate.

Because Clarivate incurred transaction, transition, integration, transformation, restructuring, and transition services agreement costs in connection with its carve-out from Thomson Reuters, borrowed money in order to finance its operations, and used capital and intangible assets in its business, and because the payment of income taxes is necessary if Clarivate generates taxable income after the utilization of its net operating loss carryforwards, any measure that excludes these items has material limitations. As a result of these limitations, these measures should not be considered as a measure of discretionary cash available to Clarivate to invest in the growth of its business or as a measure of its liquidity. Refer to "Reconciliation of Non-GAAP Financial Measures" for a quantitative reconciliation of revenue to Standalone Adjusted EBITDA.

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Reconciliation of Non-GAAP Financials Measures

($ in mm)

Reconciliation

	As of December 31, 2017A	As of December 31, 2018A	
Revenue, Net	**$918**	**$969**	
(+) Deferred Revenue Adjustment	50	3	1
(-) IPM Divested Revenue	(32)	(21)	2
Adjusted Revenue	**$935**	**$951**	
Net Income / (Loss)	**($264)**	**($242)**	
(-) (Benefit) Provision for Income Taxes	(21)	6	
(+) Depreciation and Amortization	229	237	3
(+) Interest Expense, Net	138	131	
(+) TSA Costs	90	56	4
(+) Transition and Integration Expenses	87	69	5
(+) Deferred Revenue Adjustment	50	3	1
(+) Transaction Related Costs	2	3	6
(+) Stock-Based Compensation Expense	18	14	
(-) IPM Divested Adj. Operating Margin	(7)	(6)	2
(+) Excess Standalone Costs	(25)	25	8
(+) Pro Forma Cost Savings	10	13	9
(+) Other	(1)	3	7
Standalone Adjusted EBITDA	**$305**	**$311**	

Descriptions

Carve-Out Related and Operational / Miscellaneous Adjustments

1. Deferred revenue fair value accounting adjustment arising from purchase price allocation in connection with the carve-out
2. Clarivate divested its non-core IPM product line in Oct. '18
3. Includes depreciation and amortization related to the step-up in connection with the 2016 transaction with Thomson Reuters
4. Payments made to the former parent as part of the TSA; these payments are expected to decrease substantially in 2019 given Clarivate is in the final stages of the carve-out
5. Transition costs incurred to separate Clarivate from the former parent to enable operation on a standalone basis; these costs include transition consulting, technology infrastructure, full-time employee compensation and severance payments to former employees as part of reorganizing the business and the ongoing cost savings initiative
6. Consulting and accounting costs associated with tuck-in acquisitions and the sale of Clarivate's non-core IPM product line
7. Primarily includes the net impact of foreign exchange gains and losses related to the re-measurement of monetary balances and other one-time adjustments; 2018 also includes the gain from the IPM divestiture and the write down of a tax indemnity asset

Standalone Adjustments

8. Reflects the difference in Clarivate's actual standalone costs incurred relative to the steady state standalone cost estimate that the company expects to achieve by 2021 after completing the carve-out and optimizing standalone functions; 2017 negative standalone adjustment is due to lower standalone incurred costs offset by higher TSA costs during that year
9. Cost savings reflect the difference between annualized run-rate savings and savings realized during that same twelve-month period

Note: Reconciliations of Revenue, Net to Adjusted Revenues and Net Income / (Loss) to Standalone Adjusted EBITDA are not available for 2019E and would likely be significant to an investor.

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CHURCHILL CAPITAL CORP | Clarivate Analytics

Additional Information

CHURCHILL AND CLARIVATE AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS, UNDER SEC RULES, MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES OF CHURCHILL'S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN MORE DETAILED INFORMATION REGARDING THE NAMES AND INTERESTS IN THE PROPOSED TRANSACTION OF CHURCHILL'S DIRECTORS AND OFFICERS IN CHURCHILL'S FILINGS WITH THE SEC, INCLUDING CHURCHILL'S FORM S-1 REGISTRATION STATEMENT, WHICH WAS DECLARED EFFECTIVE BY THE SEC ON SEPTEMBER 6, 2018. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO CHURCHILL'S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION IS SET FORTH IN THE REGISTRATION STATEMENT ON FORM F-4 FOR THE PROPOSED BUSINESS COMBINATION FILED BY CLARIVATE ANALYTICS PLC ON FEBRUARY 27, 2019. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF PARTICIPANTS IN THE SOLICITATION OF PROXIES IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION IS ALSO INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-4 FOR THE PROPOSED BUSINESS COMBINATION FILED BY CLARIVATE ANALYTICS PLC ON FEBRUARY 27, 2019.

THIS PRESENTATION IS NOT A PROXY STATEMENT OR SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION WITH RESPECT TO ANY SECURITIES OR IN RESPECT OF THE PROPOSED TRANSACTION AND SHALL NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF CHURCHILL OR CLARIVATE, NOR SHALL THERE BE ANY SALE OF ANY SECURITIES IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFER, SOLICITATION, OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH STATE OR JURISDICTION.

THIS PRESENTATION INCLUDES "FORWARD-LOOKING STATEMENTS". CLARIVATE'S ACTUAL RESULTS MAY DIFFER FROM ITS EXPECTATIONS, ESTIMATES AND PROJECTIONS AND, CONSEQUENTLY, YOU SHOULD NOT RELY ON THESE FORWARD LOOKING STATEMENTS AS PREDICTIONS OF FUTURE EVENTS. WORDS SUCH AS "EXPECT," "ESTIMATE," "PROJECT," "BUDGET," "FORECAST," "ANTICIPATE," "INTEND," "PLAN," "MAY," "WILL," "COULD," "SHOULD," "BELIEVES," "PREDICTS," "POTENTIAL," "CONTINUE," AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS.

NEITHER CHURCHILL NOR CLARIVATE UNDERTAKE ANY OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY LAW. IMPORTANT FACTORS, AMONG OTHERS, THAT MAY AFFECT ACTUAL RESULTS INCLUDE: CLARIVATE'S ABILITY TO EXECUTE ON ITS PLANS TO DEVELOP AND MARKET NEW PRODUCTS AND THE TIMING OF THESE DEVELOPMENT PROGRAMS; CLARIVATE'S ESTIMATES OF EXPENSES AND FUTURE REVENUES AND PROFITABILITY; CLARIVATE'S ESTIMATES OF THE SIZE OF THE MARKETS FOR ITS SOLUTIONS; THE RATE AND DEGREE OF MARKET ACCEPTANCE OF CLARIVATE'S SOLUTIONS; THE SUCCESS OF OTHER COMPETING TECHNOLOGIES THAT MAY BECOME AVAILABLE; THE IMPACT OF FOREIGN CURRENCY EXCHANGE RATE AND INTEREST RATE FLUCTUATIONS ON CLARIVATE'S RESULTS; CLARIVATE'S ABILITY TO PROTECT ITS INTELLECTUAL PROPERTY RIGHTS; THE VALUATION OF CLARIVATE'S DEFERRED TAX ASSETS; CLARIVATE'S ESTIMATES REGARDING ITS CAPITAL REQUIREMENTS; CLARIVATE'S ABILITY TO IDENTIFY AND INTEGRATE ACQUISITIONS; THE PERFORMANCE AND SECURITY OF CLARIVATE'S SERVICES; RELIANCE ON THIRD PARTY HARDWARE, SOFTWARE AND PLATFORM PROVIDERS; DEPENDENCY ON THE DEVELOPMENT AND MAINTENANCE OF THE INFRASTRUCTURE OF THE INTERNET; POTENTIAL LITIGATION INVOLVING CHURCHILL OR CLARIVATE; AND GENERAL ECONOMIC AND MARKET CONDITIONS IMPACTING DEMAND FOR CLARIVATE'S PRODUCTS. OTHER FACTORS INCLUDE THE POSSIBILITY THAT THE PROPOSED TRANSACTION DOES NOT CLOSE, INCLUDING DUE TO THE FAILURE TO RECEIVE REQUIRED SECURITY HOLDER APPROVALS, OR THE FAILURE TO SATISFY OTHER CLOSING CONDITIONS.

THIS PRESENTATION IS NOT INTENDED TO BE ALL-INCLUSIVE OR TO CONTAIN ALL THE INFORMATION THAT A PERSON MAY DESIRE IN CONSIDERING AN INVESTMENT IN CHURCHILL AND IS NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION IN CHURCHILL.

ADDITIONAL INFORMATION CONCERNING THESE AND OTHER RISK FACTORS IS INCLUDED IN THE TRANSACTION PARTIES' FILINGS WITH THE SEC. ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS CONCERNING CHURCHILL AND CLARIVATE, THE PROPOSED TRANSACTION OR OTHER MATTERS AND ATTRIBUTABLE TO CHURCHILL AND CLARIVATE OR ANY PERSON ACTING ON THEIR BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS ABOVE. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON ANY FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE MADE. NEITHER CHURCHILL NOR CLARIVATE UNDERTAKE OR ACCEPT ANY OBLIGATION OR UNDERTAKING TO RELEASE PUBLICLY ANY UPDATES OR REVISIONS TO ANY FORWARD-LOOKING STATEMENT TO REFLECT ANY CHANGE IN THEIR EXPECTATIONS OR ANY CHANGE IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENT IS BASED, EXCEPT AS REQUIRED BY APPLICABLE LAW.

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CHURCHILL CAPITAL CORP | Clarivate Analytics